Exhibit 99.1

Castor Maritime Inc. Announces the Completion of the Acquisition of a Majority Stake in MPC Münchmeyer Petersen Capital AG

Limassol, Cyprus, December 17, 2024 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping and energy company, announces that on December 16, 2024, Thalvora Holdings GmbH, a wholly owned subsidiary of the Company, completed the acquisition of 26,116,378 shares of common stock representing 74.09% of the share capital of the Frankfurt-listed investment and asset manager MPC Münchmeyer Petersen Capital AG (Deutsche Börse, Scale, ISIN DE000A1TNWJ4) (“MPC Capital”) from Münchmeyer Petersen & Co. GmbH at the agreed price of €7.00 per share, which is equal to an aggregate consideration of €182.8 million (approx. USD 192.6 million equivalent).

In connection with the closing of the transaction, the composition of the Supervisory Board of MPC Capital will change to consist of Mr. Ulf Holländer and two new members, Mr. Petros Panagiotidis, Chief Executive Officer and Chairman of the Company, and Mr. Petros Zavakopoulos. Mr. Panagiotidis’ and Mr. Zavakopoulos’ appointments will be effective once the relevant confirmations from the local court of Hamburg are obtained and will have a duration until MPC Capital’s next ordinary Annual General Meeting.

About MPC Münchmeyer Petersen Capital AG

MPC Münchmeyer Petersen Capital AG is an investment and asset manager specializing in infrastructure projects in the maritime and energy sectors. Partnering and co-investing with institutional investors, MPC Capital provides tailor-made investment solutions, excellent project access, and integrated asset management expertise, including technical and commercial ship management. Listed on the Frankfurt Stock Exchange since 2000, MPC Capital has assets under management (AuM) totaling EUR 4.8 billion.

MPC Capital is the founder and cornerstone shareholder of Oslo-listed MPC Container Ships ASA (Oslo Børs: MPCC) a leading container tonnage provider focusing on small to mid-size container ships, and MPC Energy Solutions NV (Oslo Børs: MPCES).

About Castor Maritime Inc.

Castor Maritime Inc. is a diversified global shipping and energy company, with activities directly and indirectly in investment and asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. Castor has a fleet of 13 vessels, with an aggregate capacity of 0.9 million dwt, and is the majority shareholder of the Frankfurt-listed investment and asset manager MPC Capital.

For more information, please visit the Company’s website at www.castormaritime.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of the spin-off of our tanker business, our business strategy, expected capital spending and other plans and objectives for future operations, dry bulk and containership market conditions and trends, including volatility in charter rates (particularly for vessels employed in short-term time charters or index linked period time charters), factors affecting supply and demand, fluctuating vessel values, opportunities for the profitable operations of dry bulk and container vessels and the strength of world economies, changes in the size and composition of our fleet, our ability to realize the expected benefits from our past or future vessel acquisitions, our ability to realize the expected benefits of vessel acquisitions, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, in particular due to economic, financial or operational reasons, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance, and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, due to vessel upgrades and repairs, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, including due to high volume transactions in our shares by retail investors, potential conflicts of interest involving affiliated entities and/or members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events, including armed conflicts such as the war in Ukraine and the conflict in the Middle East, acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars”, global public health threats and major outbreaks of disease, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for dry bulk and container vessels and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry, accidents, the impact of adverse weather and natural disasters and any other factors described in our filings with the SEC. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com